Exhibit 99(a)(1)(C)

300 Crescent Court, Suite 700

Dallas, Texas 75201

Investors.vinebrookhomes.com

September 4, 2026

Dear Stockholder:

VineBrook Homes Trust, Inc. (the “Company,” “we,” “us,” or “our”) is offering to purchase up to $30 million, or 909,090 shares, of its Class A common stock, par value $0.01 per share (the “Shares”), at a price equal to $33.00 per Share in cash (the “Offer Price”), on the terms and conditions set forth in the Offer to Purchase and the Letter of Transmittal enclosed with this letter. The Offer to Purchase and the Letter of Transmittal constitute the “Offer.” The Offer is intended to provide flexibility for investors with near-term liquidity needs, which aligns with the Company’s long-term strategic objective of providing greater stockholder liquidity. Unless extended or withdrawn, the Offer will expire at 5:00 P.M. Eastern Time on October 5, 2026.

On August 14, 2026, the Pricing Committee of the Company’s Board of Directors (the “Board”) determined that the Company’s net asset value (“NAV”) on a fully diluted basis was $52.68 as of June 30, 20261. The $33.00 per Share Offer Price is 62.6% of our NAV per Share as of such date.

There has never been a public trading market for the Shares, and historically stockholders have had access to liquidity only by means of the Company’s amended and restated share repurchase plan (the “Share Repurchase Plan”) and through LODAS Securities, LLC’s market making service. Since December 2022, share repurchases have been suspended under the Share Repurchase Plan, generally subject to exceptions in the case of death, disability or similar extenuating hardship. The Company is making the Offer in order to provide limited liquidity to stockholders, who have generally not had liquidity since repurchases under the Share Repurchase Plan were suspended.

It is important to note that we believe the Company continues to make meaningful progress executing its long-term strategy, including expanding into newer build-to-rent communities, making substantial improvements to its capital stack and debt maturity profile, and enhancing portfolio quality and cash flow generation. As such, management remains optimistic about the Company’s future and continues to pursue longer-term liquidity opportunities. For shareholders who do not require immediate liquidity, the Company believes VineBrook’s value creation strategy remains intact.

While the Board has approved the Offer, none of the Company, the Board, LODAS Transfer, LLC, as the Depositary and Paying Agent, RBC Capital Markets, LLC, as the Dealer Manager, or NexPoint Securities, Inc., as the Information Agent, makes any recommendation to stockholders as to whether to tender or refrain from tendering their Shares.

Because the Shares are not listed on a national securities exchange, and because the Share Repurchase Plan has been suspended since December 2022, generally subject to limited exceptions, the Board has determined that the Offer is in the best interests of the Company and has approved the Offer to provide stockholders with limited liquidity. However, the Board notes that each individual stockholder should determine whether to tender based on, among other considerations, his, her or its liquidity needs.

1 For a full description of the methodologies and assumptions, as well as certain qualifications, used to determine the Company’s NAV per Share, see the Company’s Annual Report on Form 10-K for the year ended December 31, 2025 as filed with the SEC on March 11, 2026 (the “Annual Report”) and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2026 as filed with the SEC on August 14, 2026. Please note that the Company’s most recently published NAV per Share of $52.68 is as of June 30, 2026 and was calculated as of a specific date. The value of the Shares may fluctuate over time in response to developments related to individual assets in the portfolio and the management of those assets and in response to developments and movements in the real estate and capital markets generally, including, without limitation, changes in interest rates. These risks have not been priced into the Company’s NAV per Share. There is no assurance of the extent to which the most current valuation should be relied upon for any purpose after its effective date. See “Item 1A. Risk Factors” in the Company’s Annual Report for additional risks related to the Company’s NAV per Share.

You should carefully read the enclosed Offer to Purchase and Letter of Transmittal for the Offer, all of which have been filed as exhibits to a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”), before making your decision with regard to the Offer.

While the Offer is ongoing, and for 10 business days thereafter, the Company will not accept any repurchase requests, including hardship requests.

Unless extended or withdrawn, the Offer will expire at 5:00 P.M. Eastern Time on October 5, 2026. Upon expiration, payment for the Shares accepted for purchase in the Offer will occur promptly in accordance with applicable law. Questions and requests for assistance may be directed to the Depositary and Paying Agent toll free at (833) 586-1960 or by email at vinebrooktender@lodasmarkets.com, to the Information Agent, NexPoint Securities, Inc., toll free at (833) 697-7253 or to the Dealer Manager, RBC Capital Markets, LLC, toll free at (877) 381-2099. Additional copies of the enclosed materials may be found on our website at http://investors.vinebrookhomes.com/resources/2026-tender-offer-resources or requested by contacting the Depositary and Paying Agent toll free at (833) 586-1960, email at vinebrooktender@lodasmarkets.com or by mail to VineBrook Homes Trust, Inc. c/o LODAS Transfer, LLC, 1710 Keller Parkway #1981, Keller TX 76248.

We appreciate your trust in the Company and the Board and thank you for your continued support.

Sincerely,

John Good

President and Chief Executive Officer

VineBrook Homes Trust, Inc.

Cautionary Note Regarding Forward-Looking Statements

The foregoing includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words “believe,” “continue,” “expect,” “intend,” “anticipate,” “estimate,” “project” or similar expressions. In particular, statements regarding the Company’s intent to provide flexibility for investors which aligns with the Company’s long-term strategic objective of providing greater stockholder liquidity, the Company’s long-term strategy and the Company’s pursuit of longer-term liquidity opportunities. You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect actual results, performance or achievements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, those described in greater detail in the Company’s filings with the SEC, particularly those described in the Company’s Annual Report and Quarterly Reports on Form 10-Q. Accordingly, there is no assurance that our expectations will be realized.

Forward-looking statements in the foregoing reflect our management’s view only as of the date of this letter, and may ultimately prove to be incorrect. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results, except as required by applicable law.